Domtar Corporation

33663 Weyerhaeuser Way South

Federal Way, WA 98003

January 9, 2007

Mark P. Shuman

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Domtar Corporation (the “Company”)

Registration Statement on Form 10 (the “Registration Statement”)

Filed November 21, 2006

File No. 1-33164

Dear Mr. Shuman:

Concurrently with this letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). Amendment No. 1 is marked to show changes made to the initial filing of the Registration Statement and reflects revisions made in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated December 27, 2006 (the “Comment Letter”). In addition, certain other revisions, unrelated to the Comment Letter, have been made to the Registration Statement. These revisions are similarly marked in Amendment No. 1.

The Company is furnishing supplementally certain information requested in the Comment Letter. The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are set forth in italics below followed by the Company’s responses. The page numbers in the italic captions refer to pages in the initial filing of the Registration Statement. The page numbers in the responses of the Company refer to pages in Amendment No. 1.

The Company is sending you by messenger hard copies of Amendment No. 1 (clean and marked) and the supplemental information referred to in this letter.

General

1.

We note your disclosure that the manner in which the shares will be distributed to Weyerhaeuser shareholders is as yet undecided. Specifically, you indicate that the “Distribution may be effected, at Weyerhaeuser’s election, as a pro rata dividend, as an exchange offer or as a combination of both.” Please expand the disclosure to discuss the key factors involved in Weyerhaeuser’s decision-making process. In your response letter, tell us when you would decide on the methods that will be used to distribute the Domtar Corporation securities. Further, to the extent there are any advantages or disadvantages to shareholders based on the election by Weyerhaeuser, please include a materially complete discussion of the impact on shareholders.

Under the agreements entered into in connection with the proposed transaction, Weyerhaeuser Company (“Weyerhaeuser”) retains the right to elect the method of consummating the distribution (the “Distribution”) of Company common stock to its shareholders. The principal rationale for including disclosure about alternative methods of consummating the Distribution in the Registration Statement was to describe accurately the material terms of those agreements.

Despite that flexibility, the Company respectfully advises the Staff that prior to distributing the information statement attached as Exhibit 99.1 to the Registration Statement (the “Information Statement”) to Weyerhaeuser shareholders, Weyerhaeuser will decide whether to effect the Distribution through a pro rata dividend to shareholders or through an exchange offer. Weyerhaeuser’s decision will be influenced by, among other factors, the relative market price of Weyerhaeuser common stock when compared with the anticipated market price of the Company’s common stock, in addition to timing and administrative considerations relating to the Company’s proposed combination with Domtar Inc. (“Domtar”). In addition, as the Staff is aware, counsel for Weyerhaeuser has been in discussions with members of the Staff regarding the possibility of conducting an exchange offer using a “formula” pricing methodology. Guidance from the Staff as to whether such a pricing methodology may be used also will affect Weyerhaeuser’s decision.

When Weyerhaeuser decides how to effect the Distribution, Weyerhaeuser will revise or supplement the Information Statement to disclose clearly the Distribution method so selected. If Weyerhaeuser decides to effect the Distribution through an exchange offer, Weyerhaeuser also intends to register the exchange offer under the Securities Act through the filing of a registration statement on Form S-4.

Accordingly, the Company respectfully advises the Staff that it does not consider it appropriate to include a discussion of Weyerhaeuser’s analytical decision-making process, as only the chosen Distribution methodology will be relevant to Weyerhaeuser shareholders at the time of the Distribution and the chosen methodology will be clearly disclosed at that time.

2.

Under one of the alternative methods of effectuating the transactions you propose, you would distribute securities of Domtar Corporation to the shareholders of Weyerhaeuser Corporation as a spinoff. In your response letter, provide us with a detailed analysis that supports your conclusions that this distribution of Domtar Corporation securities would not involve a “sale” and that the transaction need not be registered under the Securities Act of 1933. Please address the five factors identified in question 4 of Staff Legal Bulletin 4 in detail. We note that the entity that will be owned by shareholders following the distribution will not consist solely of business operations historically conducted by Weyerhaeuser. Rather, the operations of the entity that will result from the proposed transactions will also include the activities of Domtar, Inc. If you rely upon no action letters issued to other entities in reaching your determination that your transactional structure is consistent with a “no sale” conclusion, please identify those letters and provide an analysis of the application of those letters or other authority you rely upon to your transaction. Also, please address why you believe the “no consideration” condition would be present, if you decide to conduct the transaction in part by means of an exchange offer.

The Company has concluded that the Distribution, if effectuated in whole in the form of a pro rata dividend, does not constitute a “sale” of the Company common stock to be distributed to Weyerhaeuser shareholders for purposes of the Securities Act of 1933 (the “Securities Act”) and, accordingly, does not require registration under the Securities Act. The analysis supporting this conclusion is set forth below. The foregoing conclusion is based on the assumption that Weyerhaeuser will elect to make the Distribution in whole in the form of a pro rata dividend. As discussed in the response to comment (3) below, if Weyerhaeuser elects to effectuate the separation in whole or in part by means of an exchange offer, the exchange offer will not be exempt from registration under the Securities Act, and will be conducted on a registered basis.

Section 2(a)(3) of the Securities Act defines the term “sale” or “sell” to include “every contract of sale or disposition of a security or interest in a security, for value”. Similarly, Securities Act Section 2(a)(3) defines the terms “offer to sell”, “offer for sale” and “offer” to include “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value”. Broadly speaking, Securities Act Section 5 prohibits offers or sales of securities unless either (i) the securities are registered under the Securities Act or (ii) an exemption from registration is available. As a corollary to this proposition, transactions that do not constitute “sales” do not require registration or an exemption to comply with Securities Act Section 5. This corollary is evidenced by Staff Legal Bulletin No. 4 (“SLB 4”), relating to spin-offs, which states that “[a] subsidiary must register a spin-off of shares if the spin-off is a ‘sale’ of the securities by the parent.” SLB 4 further states the SEC Staff’s position that a subsidiary does not need to register a spin-off under the Securities Act if five conditions are satisfied. An analysis of why the Distribution comports with these conditions and does not constitute a sale is set forth below:

1. The Parent Shareholders Do Not Provide Consideration for the Spun-off Shares

Weyerhaeuser shareholders will not provide consideration for the shares of Company common stock distributed to them. As disclosed on page 34 of the Information Statement under the heading “The Transactions—The Distribution”:

To the extent the Distribution is effected as a pro rata dividend, no holder of Weyerhaeuser shares will be required to pay any cash or other consideration for the shares of Company common stock, or to surrender or exchange Weyerhaeuser common shares, in order to receive shares of Company common stock.

2. The Spin-off Is Pro Rata to the Parent Shareholders

Subject to the treatment of fractional shares described below, Weyerhaeuser will distribute all the issued and outstanding shares of Company common stock at the time of the Distribution to its shareholders. This distribution will be made as a pro rata dividend. Weyerhaeuser shareholders, however, will only receive full shares of Company common stock in the Distribution. As is typical in spin-off transactions, all fractional shares that would otherwise have been distributed will be aggregated and sold by the Company’s transfer agent, and the transfer agent will distribute a pro rata portion of the net sales proceeds to each Weyerhaeuser shareholder who would otherwise have been entitled to receive a fractional share of Company common stock. Accordingly, immediately following the Distribution, other than due to the treatment of fractional shares, each Weyerhaeuser shareholder will hold the same relative interest in Weyerhaeuser and the Company.

3. The Parent Provides Adequate Information About the Spin-off and the Subsidiary to Its Shareholders And to the Trading Markets

SLB 4 states that, if the subsidiary to be spun-off is a non-reporting company, the adequate information requirement is satisfied if (1) the parent delivers an information statement that describes the spin-off and the subsidiary that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act and (2) the subsidiary registers the spun-off securities under the Exchange Act. The Company believes that the Information Statement substantially complies with Regulation 14A or Regulation 14C under the Exchange Act and has filed the Form 10 in order to register the Company common stock under the Exchange Act. Moreover, even though Weyerhaeuser shareholders are not required to take any action in respect of the proposed combination of the Company with Domtar after the Distribution, the Information Statement contains historical financial information about Domtar and pro forma financial information about the Combined Company.

4. The Parent Has a Valid Business Purpose for the Spin-off

Weyerhaeuser’s Board of Directors believes that the Distribution will accomplish a number of important business objectives. The Distribution will separate fromWeyerhaeuser fine paper and related operations with distinct financial, investment and operating characteristics, so that each of Weyerhaeuser and the separated operations can adopt strategies and pursue objectives appropriate to their specific circumstances. Weyerhaeuser believes that the Distribution will permit the management of each company to prioritize the allocation of its respective management and financial resources for achievement of its own corporate objectives. In particular, the Distribution will permit each business to maximize its strengths and provide greater flexibility to pursue business opportunities. The Distribution will allow Weyerhaeuser to focus on its core businesses of timber, wood products, cellulose fiber, real estate, containerboard packaging and related products while permitting the Company to focus on the fine paper business. In addition, the Distribution will permit the Company to pursue the combination with Domtar, one of the largest uncoated free sheet producers in North America, using Company common stock as consideration. Further, the Distribution is expected to allow each of Weyerhaeuser and the Company to attract, motivate and retain key personnel by enabling Weyerhaeuser and the Company to provide more effective incentive compensation programs that are based on the performance of the respective business in which such individuals are employed without being influenced by the results of the business in which they have no involvement. Moreover, the Distribution will enable shareholders and potential investors to evaluate better the financial performance of each business and its strategies, enhancing the likelihood that each will achieve appropriate market recognition for its own performance.

5. If the Parent Spins Off Restricted Securities, It Has Held Those Securities for At Least Two Years

SLB 4 states that the “two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third party.” The Company was formed by Weyerhaeuser in August 2006. The sole business owned by the Company at the time of the Distribution will consist of Weyerhaeuser’s fine paper business.

In the Comment Letter, the Staff notes that the entity that will be owned by shareholders following the Distribution will not consist solely of business operations historically owned by Weyerhaeuser. The Company respectfully disagrees with this assertion. Immediately following the Distribution, Weyerhaeuser shareholders will own all the outstanding shares of Company common stock, and the sole business owned by the Company at that time will consist of Weyerhaeuser’s fine paper business. The Company will only acquire Domtar assets and liabilities when the plan of arrangement under Canadian law (the “Arrangement”) is consummated. The Company does not believe that the fact that the Arrangement will occur following the Distribution should impact the Securities Act analysis of the Distribution.

The Company is not relying on any specific no-action letters with respect to its “no sale” analysis for the Distribution. The Company acknowledges that the issuance of shares of Company common stock to the shareholders of Domtar will involve the offer and sale of securities for Securities Act purposes. The Company is not aware of any similar transactions involving a spin-off followed by a merger of the spin-off company (with the spin-off company surviving the merger), where the shares of the spin-off company were registered under the Securities Act. See, for example, the Form S-4 registration statement filed by Pennzoil Products Company on August 14, 1998, filed to register the shares of a spin-off company to be subsequently issued to target shareholders in the merger of target company with and into a subsidiary of the spin-off company. The shares distributed in the spin-off were not registered. As described in more detail in response to comment number (4) below, however, the offer and sale of the shares of Company common stock to be issued to Domtar shareholders in the Arrangement will be made in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

Existing Weyerhaeuser shareholders will not be requested or required to take any action in connection with the Distribution: they will not be requested or required to make an investment decision or to provide consideration with respect to the Distribution. In addition, they will not be requested or required to vote on or take any other action with respect to the Arrangement. Accordingly, the Company does not believe that the probability that the Arrangement will occur following the Distribution should impact the Securities Act analysis of the Distribution.

For the reasons described above, the Company has concluded that the Distribution, if effectuated in whole in the form of a pro rata dividend, does not constitute a “sale” of Company securities for purposes of the Securities Act and, accordingly, does not require registration under the Securities Act.

3.	With respect to the possible exchange offer that would involve offers and sales of Domtar Corporation securities for Weyerhaeuser securities, tell us whether that transaction would be registered under the Securities Act. If you do not believe registration is necessary, please explain why in your response letter.

The Company respectfully advises the Staff that if Weyerhaeuser elects to effect the Distribution by way of an exchange offer, Weyerhaeuser intends to register the exchange offer under the Securities Act through the filing of a registration statement on Form S-4.

4.	On page 37 you indicate that the common and preferred holders of Domtar, Inc., must approve the transactions. It appears that based upon this shareholder action, the holders of Domtar, Inc., will receive new securities and will collectively hold a 45% interest in Domtar Corporation following the completion of the transaction. Please provide an analysis explaining why the shareholder actions by Domtar, Inc., do not involve an offer or sale of securities, or alternatively why those offers and sales of securities need not be registered under the Securities Act.

The Company acknowledges that the Arrangement pursuant to the Canada Business Corporations Act, which requires approval by certain Domtar security holders and pursuant to which holders of Domtar common shares will receive shares of Company common stock, constitutes an offer and sale of Company common stock within the meaning of the Securities Act. However, the Company intends to effect the Arrangement in compliance with the exemption from the Securities Act’s registration requirements afforded by section 3(a)(10) of the Securities Act and Revised Staff Legal Bulletin No. 3 (CF) (“SLB 3”). The Company believes that all the conditions set forth in SLB 3 for the availability of the exemption under section 3(a)(10) will be satisfied. The shares of Company common stock to be issued pursuant to the Arrangement will be issued solely in exchange for securities of Domtar and the Arrangement will be presented for review to the Superior Court of Quebec. The Staff has previously issued no-action letters with respect to transactions approved by the Superior Court of Quebec. See, e.g., Microsoft Corp. (April 8, 1994) and Bell Canada, (August 2, 1982). In addition, the Company expects that the procedural conditions set forth in SLB 3 will be satisfied. Accordingly, the Company has concluded that the offer and sale of Company common stock to Domtar security holders does not need to be registered under the Securities Act.

5.	We note that you have filed only “selected material provisions” of the Transaction Agreement and Contribution and Distribution Agreement. In general, the complete agreements are required to be disclosed pursuant to Item 601(b) of Regulation S-K. If you rely upon paragraph (b)(2) of Item 601 with respect to all or portions of schedules to a plan of “acquisition, reorganization, arrangement, liquidation or succession”, please insure that you take all steps specified in paragraph (b)(2). Please provide us with a copy of any excluded schedules that relate to economic rights or obligations between Weyerhaeuser and Domtar Corporation or their affiliates. With respect to the text of the agreement, as opposed to the schedules thereto, you may submit an application for confidential treatment in the manner described in Staff Legal Bulletin No. 1, as amended.

The Company respectfully advises the Staff that complete copies of both the Transaction Agreement and the Contribution and Distribution Agreement, including their respective schedules, have been filed with the Commission. In this regard reference is made to the Form 8-K of Weyerhaeuser filed August 28, 2006, which includes as exhibits complete copies of both the Transaction Agreement and the Contribution Agreement, and their respective exhibits.

The Company also has removed the potentially confusing reference to “selected provisions” of these agreements from the introductory text appearing at the top of pages 41 and 48 of the Information Statement.

The only item omitted in reliance on paragraph (b)(2) of Item 601 of Regulation S-K are the Weyerhaeuser and Domtar disclosure letters, which relate to various representations and warranties in the Transaction Agreement. The Company respectfully submits that the disclosure letters do not, other than with respect to certain descriptions of agreements that will themselves be filed as exhibits to the Registration Statement, relate to economic rights or obligations between the parties.

6.	Please modify the phrase that appears frequently throughout the Form 10 that the summary you provide is “qualified in its entirety” to the more detailed information contained in the prospectus and in the attached appendices. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be a materially complete summary. It is inappropriate to disclose that the summary of the Canadian Asset Transfer, the Contribution, the Distribution and the Arrangement “is subject to and qualified in its entirety by reference” to the filed agreements. The same is true of similar language used throughout the document. Disclaimers of this type appear to be inconsistent with the requirement that you provide a materially complete description of the terms of transactional documents.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 32, 41, 48, 57 and 136 of the Information Statement.

7.	We note that you intend to supply information required to be disclosed by amendment including exhibits to the registration statement. Please file the information as soon as practicable in order to afford the staff sufficient time for review. Note that our review of those materials may generate additional comments.

The Company respectfully notes the Staff’s comment and will endeavor to provide the necessary information and exhibits as soon as is practicable, taking into account the need to afford the Staff sufficient time for review prior to requesting effectiveness of the Registration Statement.

Front Cover Page

8.

The paragraph beginning “The Distribution and related transactions” and the subsequent paragraph fail to provide investors with a concise and readily understandable introduction to the proposed transaction. Please revise these paragraphs so that they provide a readable overview of the transactions and a concise description of their overall effects on investors. Please focus on the economic and business purposes of the transactions and the impacts the proposed transactions will have on investors. The text referenced in this comment excessively relies upon legalistic and mechanical details that are of little or no interest to investors. In particular, the embedded list of five mechanical steps that will occur as part of the transaction will be very difficult for persons who are not experienced transactional lawyers to understand. Additionally, although the presentation of various defined terms at the outset of the filing is convenient for the drafters of the document, the extensive reliance upon defined terms appears to impede understandability.

The Registration Statement has been revised to reflect the Staff’s comments. All defined terms have been moved to the section of the Registration Statement titled “Helpful Information.” Please see both the front cover page and pages ii and iii of the Information Statement.

Summary, page 1

9.	Please consider providing two or more charts or diagrams that will show the current corporate structure, the series of transactions you propose and the post-transaction structure. Graphical presentations of the structural relations, ownership positions, and the asset, securities and funds transfers associated with the transactions should enhance investor understanding of how they will be affected by those transactions. We suggest that graphical information of this type be provided within the first two or three pages of the summary.

The Registration Statement has been revised to reflect the Staff’s comments. Please see the diagrams beginning on page 3 of the Information Statement.

10.	Please provide support for your statement that your company is the “second largest integrated manufacturer of uncoated free sheet in North America and the third largest in the world.” Similarly provide support for your statement regarding Domtar, Inc.’s competitive position as the third largest manufacturer in North America and fourth largest in the world.

The Company respectfully informs the Staff that it is supplementally providing information in support of the identified statements.

Risk Factors, page 13

11.	Please revise the introductory paragraph to delete the last two sentences, which indicate that the risks described are not the only ones you face and that additional risks, not presently known to you, may impair your business. Item 503(c) of Regulation S-K requires that you discuss known, material risks.

The Company believes that it has disclosed all known material risks in accordance with Item 503(c) of Regulation S-K. The Company respectfully submits that the two sentences of the introductory text referred to by the Staff are accurate and not inconsistent with Item 503(c). Accordingly, the Company has retained the text.

12.	We note that your flexibility in operating the business will be subject to constraints described on page 54, to help ensure tax-free treatment to Weyerhaeuser. In your response letter, please provide us with your views concerning whether these potential constraints present material risks to investors that should be addressed in this section of the filing.

The Company refers to the risk factor headed “The Company may be affected by significant restrictions following the Transactions in order to avoid significant tax-related liabilities” on page 30 of the Information Statement and respectfully submits that this existing risk factor adequately addresses the Staff’s comment.

The Combined Company’s manufacturing business may have difficulty obtaining wood fiber, page 14

13.	We note your disclosure that you expect Weyerhaeuser to continue to supply approximately 19% of your wood fiber requirements, which is a material component in your fine paper products. We note further your intention to file the Fiber and Pulp Supply Agreements by amendment. To the extent there are any other material supplier agreements with the Company, or that that Combined Company expects to enter into, please ensure that these agreements are described and filed as exhibits to the Form 10. Also, refer to our comment above regarding requests for confidential treatment for portions of exhibits filed with the Form 10.

The Company reaffirms its intent to file the fiber, pulp and hog fuel supply agreements as exhibits to the Registration Statement prior to seeking effectiveness. The Company acknowledges the Staff’s comment regarding additional material supplier agreements and advises the Staff that, other than the agreements described in the Registration Statement, the Company is not a party to, and does not currently expect to enter into, additional material supply agreements. If, however, prior to effectiveness, the parties decide to enter into any additional material supply agreements, these agreements will be described and filed as an exhibit in a subsequent amendment. The Company acknowledges the Staff’s comment regarding the process for seeking confidential treatment of exhibits to the Registration Statement.

The Combined Company will rely heavily on certain customers, page 16

14.	Please revise the subheading to more specifically describe your dependence on your top two customers. In the text of the risk factor, as well as in the business section, name the customers and briefly describe your relationship with them. Please clarify whether either of these two customers contributed in excess of ten percent of the combined entities’ pro forma historical revenues.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 18 and 105 of the Information Statement.

We expect that we will incur significant costs related to the Transactions, page 23

15.	Here and throughout the risk factors, particularly with regard to the risk factor subheadings, please quantify such terms as “significant costs” and “substantial indebtedness.” The risk factors, including the subheadings, should be tailored to the facts and circumstances of your company and industry.

The Company has reviewed and revised numerous risk factors, including the subheadings, to quantify those references to “significant costs,” “substantial indebtedness” and other similar terms where quantification is practicable. See pages 19, 22 and 26 of the Information Statement.

If the Distribution does not constitute a tax-free spin-off, page 26

16.	We note your disclosure that the Distribution and the Arrangement are conditioned upon the receipt of an opinion of counsel indicating that the Contribution and Distribution will be tax-free to Weyerhaeuser and the holders of Weyerhaeuser common stock. Because the delivery of a tax opinion is a condition to the transaction closing, and in light of the references to the tax opinion in the disclosure document, please file the tax opinion as an exhibit to the Form 10.

In accordance with the Staff’s comment, the tax opinion will be filed as an exhibit to the Registration Statement in a subsequent amendment.

The Contribution

The Arrangement, page 32

17.	Please explain the reason and significance of the provision that “[c]ertain Canadian holders of Class B common shares of Newco Canada Exchangeco can elect to receive ... an exchangeable share of Newco Canada Exchangeco” instead of a share of the Company’s common stock. Clarify which shareholders constitute the “certain Canadian holders” to which this provision applies.

In general, the election to receive an exchangeable share of Newco Canada Exchangeco is only available to former holders of Domtar common shares who are taxable Canadian residents and who have not exercised any dissent rights available under applicable Canadian law. This election is not available to any Weyerhaeuser shareholder or any other person. Exchangeable shares are commonly used in similar transactions and enable eligible holders to defer recognizing, for Canadian income tax law purposes, any taxable gain that may otherwise arise as a result of the transaction. Under applicable Canadian tax law, this deferral is available only if a taxable Canadian resident exchanges its Domtar common shares for shares of a Canadian corporation, not a U.S. corporation. The exchangeable shares of Newco Canada Exchangeco are intended to be substantially economically equivalent to shares of Company common stock, are exchangeable into Company common stock on a one-to-one basis at the option of the holder at any time and have voting rights similar to shares of Company common stock. The Company does not believe that the exchangeable shares or the fact that certain Canadian holders can elect to receive such exchangeable shares is relevant to Weyerhaeuser shareholders because the election is not available to Weyerhaeuser shareholders and does not affect the economics of the Transactions from their perspective.

Financing, page 60

18.	Please expand the sub-heading “Covenants” to express the minimum interest coverage ratio and the maximum leverage ratio in quantitative terms.

The Company advises the Staff that the commitment letter for the Company’s proposed credit facility does not contain the terms of these financial ratios. The Company currently is in the process of negotiating a definitive credit agreement with the lenders for the proposed facility. Following such negotiations, the Company will include the specified ratios in an amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company, page 63

19.	In discussing management’s views of the challenges that confront your company and the opportunities that are available to it, discuss the known and anticipated impact of the recently imposed export charges described on page 19. Discuss the effects of these recent changes in your cost structure on your pricing, your pricing relative to that of competitors, product margins and on the demand for your products.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 68, 70 and 71 of the Information Statement.

20.	In your discussion of the results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. Revise to quantify the amount of change that was contributed by each of the factors that you have identified. For example, you disclose on page 69 that you attribute a portion of the revenue decrease to plant closures and market downtime partially offset by increases in average selling prices. As material, discuss the extent to which there have been variations in the changes in prices between your pulp and fine paper product line and the softwood lumber product line. Also, on page 70 you attribute the increase in costs and expenses “primarily” to charges associated with “the impairment of goodwill and the closure of facilities, partially offset by a decrease in the costs of goods sold and a decrease in depreciation and amortization expense.” Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section II.D of SEC Release 34-6835.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 72, 73, 74, 75 and 76 of the Information Statement.

21.	Describe the conditions that led to the market downtime at two of the sawmill facilities which you indicate on page 70 resulted in a 34.7% decrease in net sales in the softwood lumber segment.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 73 of the Information Statement.

Unaudited Pro forma condensed Combined Financial Information of the Company, page 84

22.	We note that the Domtar Inc. restated financial statements for the year ended December 31,2005 were filed in a Form 6-K on December 15, 2006. We may have additional comments once the Staff has reviewed the furnished information.

The Company respectfully awaits the Staff’s comments, if any.

Business of the Combined Company, page 94

23.	Provide us with marked copies of the “current market data” on which you base your statement that the Combined Company will have a leading market position as the “largest integrated manufacturer of uncoated free sheet in North America and the second largest in the world ... [and] one of the largest manufacturers of papergrade pulp in North America.”

The Company respectfully informs the Staff that it is supplementally providing information in support of the identified statements.

24.	You state on page 94 that the Combined Company will have 15 paper mills including a paper mill at Prince Albert, Saskatchewan that is currently not in operation. On page 99 you state that this paper mill was shut down due to poor market conditions and that there is a possibility that it may be sold or permanently closed. Please ensure that in describing the business of the Combined Company, you provide balanced disclosure describing both the positive and potentially negative factors that may affect the anticipated synergies of the business combination.

The Company acknowledges the Staff’s comments and submits that the Registration Statement accurately describes both the positive and potentially negative aspects of the business combination.

Business of the Company, page 97

Customers, page 100

25.	Consistent with our comment above, please name the customers that account for approximately 17% of the Company’s revenues. To the extent you had customers generating 10% or more of your revenues during the last three years, you should disclose this as well. Also include a discussion of the relationships with such customers.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 105 of the Information Statement. As stated in the revised Registration Statement, on a pro forma basis Unisource represented approximately 12% of the Combined Company’s revenue from sales in the fiscal year ended December 25, 2005. No other customer exceeded 10% of the Combined Company’s pro forma revenue.

Where you can find more information, page 131

26.	Please be advised that the Commission has moved its offices to 100 F Street NE, Washington, D.C. 20549.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 137 of the Information Statement.

Financial Statements, page F-1

27.	Revise your filing to include the restated Domtar Inc. financial information within the unaudited pro forma condensed combined balance sheets as of September 24, 2006 and statements of earnings for the thirty-nine weeks ended September 24, 2006 and for the year ended December 25, 2005. We may have further comments.

The Company respectfully advises that the pro forma financial information referred to by the Staff did include the restated Domtar financial information and, accordingly, does not require further updating. The reference to a future filing of these financial statements has been removed from the Registration Statement. See pages 10, 11, 85, 86, 109 and 138 of the Information Statement.

Separately, the Company advises the Staff that the pro forma financial information has been revised to give effect to Domtar’s recently announced disposition of its interest in Norampac. Disclosure regarding this disposition has been added throughout the Information Statement.

Weyerhaeuser TIA, Inc.

Report of Independent Registered Public Accounting Firm

28.	Amend your filing to include a manual or printed signature of the auditor’s firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page F-2 of the Information Statement.

Weyerhaeuser Fine Paper Business

Report of Independent Registered Public Accounting Firm

29.	Amend your filing to include a manual or printed signature of the auditor’s firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page F-6 of the Information Statement.

Combined Balance Sheets

30.	We note that the Weyerhaeuser Fine Paper Business receivables balance increased 21% from December 26, 2004 to September 24, 2006, whereas the annualized fiscal year 2006 sales only increased 7% compared to fiscal year 2004. Given this significant increase in accounts receivables without the corresponding increase in sales, tell us if you grant any extended payment terms to your customers. If so, tell us how this impacts your revenue recognition policy and what considerations you gave to disclosing those impacts. Describe any other changes in your credit granting policy that would explain this increase in the receivables balance.

The Company respectfully advises that the increase identified by the Staff in the Weyerhaeuser Fine Paper Business’ receivables balance between December 26, 2004 and September 24, 2006 is due to the following factors:

•	Historically, the Weyerhaeuser Fine Paper Business’ accounts receivable remain outstanding for slightly more than 30 days and the Weyerhaeuser Fine Paper Business’ fine paper revenues increased by approximately $20 million between December 2004 and September 2006.

•	The Weyerhaeuser Fine Paper Business transitioned a large customer to electronic data interchange in 2006. As a result of technical issues related to that transition, approximately $18 million of receivables from that customer were past due as of September 24, 2006. These technical issues were resolved in the fourth quarter of 2006, at which point the customer paid its outstanding past due balances.

Excluding the impact of the now-resolved technical issues discussed above, the Weyerhaeuser Fine Paper Business’ days sales outstanding were approximately 2.5 days higher on September 24, 2006 as compared to December 26, 2004. The Company believes that the credit quality of its outstanding receivables as at September 24, 2006 is good. During the period identified by the Staff, the Company made no changes to its credit terms and did not alter its standard credit granting practices. The Company believes that the allowance it has made for uncollectible accounts receivable is adequate as at each of the dates presented in the “carve-out” financial statements.

Combined Statements of Operations

31.	Explain why you have not presented earnings per share in the historical financial statements of the “carve-out” financial statements. For a “carve-out” business, the number of shares issued upon formation should be used as the denominator for all periods presented for calculating EPS.

The Company respectfully advises that it has not presented earnings per share in the historical financial statements of the “carve-out” financial statements for the following reasons:

•	The “carve-out” business has not issued any equity securities and does not have any equity securities outstanding.

•	Although the Company will, following the Contribution, indirectly own the “carve-out” business, it is currently a shell company and has only 1,000 shares outstanding.

•	The number of Company shares currently outstanding does not include the Company shares that will be issued to Weyerhaeuser in connection with the Contribution and then distributed to Weyerhaeuser shareholders when Weyerhaeuser distributes the Company shares to its shareholders. For this reason, the Company respectfully submits that it would not be meaningful, and potentially confusing, to present earnings per share in the audited “carve-out” financial statements based on the nominal number of Company shares that are currently outstanding.

•	The Company believes that the presentation of earnings per share data based on the earnings of the “carve-out” business as set forth in the “carve-out” financial statements, and an estimate of the total number of Company shares that will be distributed to Weyerhaeuser shareholders upon consummation of the Distribution, may be meaningful to Weyerhaeuser shareholders. Because earnings per share data calculated using the estimated total number of shares that will be distributed to Weyerhaeuser shareholders would constitute a pro forma measure, the Company submits that it would not be appropriate to present such information in the “carve-out” financial statements but proposes rather to include such information in the pro forma financial information presented in the Registration Statement.

Accordingly, please see pages 90 and 91 of the Information Statement for such pro forma earnings per share data.

Note 2. Significant accounting policies:

(j) Revenue Recognition

32.	We note your disclosure that the Weyerhaeuser Fine Paper Business generally recognizes revenue from product sales upon shipment to its customers. Clarify your shipping terms. That is, tell us, and revise your filing to disclose, when delivery has occurred. Further, explain how you have considered the other revenue recognition criteria within Staff Accounting Bulletin No. 104. Revise your filing to address those criteria and how you apply them. Furthermore, explain whether your arrangements contain any “significant obligations” that might impact your revenue recognition policy.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page F-14 of the Information Statement. Additionally, the Weyerhaeuser Fine Paper Business’ sales arrangements do not contain any significant obligations that would impact the Weyerhaeuser Fine Paper Business’ revenue recognition policy.

Advertising Costs

33.	Ensure your disclosures related to your significant accounting policies comply with APB No. 22. In this regard, discuss your accounting policy surrounding advertising costs. Refer to SOP 93-7.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page F-16 of the Information Statement.

Exhibits

34.	Please file copies of all material contracts. It appears you should provide the commitment letter with JPMorgan Chase Bank and Morgan Stanley Senior Funding and the debenture agreements relating to Domtar’s $125 million 9.5% debentures, required to be filed pursuant to Item 601(b)(10) of Regulation S-B. Ensure that descriptions of all of the material terms of the agreements are included in the document as appropriate.

As referred to in the response to comment (18) above, the Company currently is in the process of negotiating a definitive credit agreement with the lenders for the proposed facility. The Company intends to include the definitive credit agreement as an exhibit to a future amendment to the Registration Statement. If, however, the credit agreement is not finalized sufficiently soon, the Company will file the commitment letter as an exhibit instead. Because none of the debt instruments to be outstanding after giving effect to the transactions (other than the credit agreement) will have a principal amount in excess of 10% of the Combined Company’s pro forma total assets, in reliance on clause (b)(4)(iii) of Item 601 of Regulation S-K, the Company has not filed the debenture agreement for Domtar’s $125 million 9.5% debentures or the governing documents for such other debt instruments.

In response to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our attorneys at Cravath, Swaine & Moore LLP — specifically Richard Hall at (212) 474-1293, Andrew J. Pitts at (212) 474-1620 or Alan C. Stephenson at (212) 474-1400 — if you have any questions regarding this submission.

Very truly yours,

/s/ Marvin D. Cooper
Marvin D. Cooper
President

cc: (w/encl.)

Barbara C. Jacobs

Stephen Krikorian

Maryse Mills-Apenteng

Jason Niethamer

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Richard Hall

Andrew J. Pitts

Alan C. Stephenson

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019